

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Daniel T. Hendrix
Chief Executive Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

      Re: **Interface, Inc.**
             Form 10-K for the Fiscal Year Ended January 2, 2011
             Filed March 17, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed April 7, 2011
             File No. 001-33994

Dear Mr. Hendrix:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brigitte Lippmann   for

                        Mara L. Ransom
                        Assistant Director